

February 7, 2011

Mr. H. Clifford Buster III
 Chief Financial Officer
DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
5330 East 31st Street
Tulsa, Oklahoma 74135

      Re: **Dollar Thrifty Automotive Group, Inc.**
               Item 4.01 Form 8-K
               Filed February 4, 2011
               File No. 1-13647

Dear Mr. Buster:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within five business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

      The Item 4.01 Form 8-K should be amended in its entirety as soon as practicable.

 Item 4.01 Changes in Registrant's Certifying Accountant

1.   We note the disclosure that the Audit Committee of the Board of Directors has engaged Ernst & Young LLP as your new independent registered public accounting firm, and will not renew the engagement of Deloitte & Touche LLP ("Deloitte") for any period subsequent to December 31, 2010. As such, please expand the first paragraph to further indicate whether the Audit Committee has 'dismissed' Deloitte as the Company's independent registered public accounting firm to be effective upon the completion of their audit of the fiscal year December 31, 2010 financial statements. Please file an amendment to the Item 4.01 Form 8-K in its entirety to reflect this revision. In addition, please file an updated Exhibit 16.1 letter from Deloitte indicating whether or not they agree with your revised disclosures.

2.   Also, upon the filing of your December 31, 2010 Annual Report on Form 10-K, please file an additional amendment to the Item 4.01 Form 8-K, in its entirety, disclosing that your auditor-client relationship with Deloitte has effectively ceased. The amendment should indicate the type of opinion rendered for each of the years ended December 31, 2009 and December 31, 2010, and whether there were any disagreements and reportable events during the years ended December 31, 2009 and December 31, 2010 and the subsequent period through the effective cessation date (i.e., dismissal date) of the client-auditor relationship with Deloitte.

3.   The amendment should be filed within four days after filing your December 31, 2010 Annual Report on Form 10-K, and should include an updated Exhibit 16.1 letter from Deloitte indicating whether or not they agree with your revised disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3328 if you have any questions.

                                                Sincerely,

                                                Beverly A. Singleton
                                                Staff Accountant